U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  001-32032

[  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q     [  ]  Form 10-D     [  ] Form N-SAR

[  ] Form N-CSR

For period ended: March 31, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B  REGISTRANT INFORMATION

Dewmar International BMC, Inc.
Full Name of Registrant:

132 E. Northside Dr. Suite C
Address of Principal Executive Office

Clinton, MS 39056
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

The registrant requires additional time to complete the presentation of its financials in the Form 10Q. The registrant intends to file its Form 10Q on or before the prescribed extended date.

PART IV B OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marco Moran	(601)	488-4360
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes    [  ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 28, 2011, pursuant to an Exchange Agreement (“Agreement”), the Company acquired DSD Network of America, Inc. (“DSD”), a Nevada corporation, (the “Merger”) in exchange for the issuance of 40,000,000 shares of common stock of Convenientcast (the “Exchange Shares”), a majority of the common stock, to the former owners of DSD. In conjunction with the Merger, DSD became a wholly-owned subsidiary of the Company.

The Merger is being accounted for as a reverse recapitalization. A reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded.

Under recapitalization accounting, the equity of the accounting acquirer, DSD, is presented as the equity of the combined enterprise and the capital stock account of DSD is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Convenientcast) after giving effect to the number of shares issued in the business combination. Shares retained by Convenientcast are reflected as an issuance as of the merger date for the historical amount of the net assets of the acquired entity.

An unaudited estimate of the revenue for the three months ended March 31, 2012 is expected to be $279,119 as compared to $1,106,903 in the three month period ended March 31, 2011. An unaudited estimate of the expenses for the three months ended March 31, 2012 is $190,991 as compared to $621,574 in the three month period ended March 31, 2011.

Dewmar International BMC, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2012

By:	/s/ Marco Moran
Name: Marco Moran
Title: President